SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 30, 2002

SEC Registration No. 333-43593

LITHIA MOTORS, INC. SALARY REDUCTION PROFIT SHARING PLAN

LITHIA MOTORS, INC.
360 East Jackson Street
Medford, OR 97501

LITHIA MOTORS, INC.
SALARY REDUCTION
PROFIT SHARING PLAN

INDEPENDENT AUDITOR'S REPORT
AND
FINANCIAL STATEMENTS

DECEMBER 30, 2002 AND 2001

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Trustees
Lithia Motors, Inc.
Salary Reduction Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Lithia Motors, Inc. Salary Reduction Profit Sharing Plan as of December 30, 2002 and 2001 and the related statement of changes in net assets available for benefits for the year ended December 30, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Lithia Motors, Inc. Salary Reduction Profit Sharing Plan as of December 30, 2002 and 2001, and the changes in the net assets available for benefits for the year ended December 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule on page 8 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Moss Adams

Medford, Oregon
June 20, 2003

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

		December 30,	
		2002	2001
ASSETS			
Investments, at fair value			
Registered investment companies	$	15,566,877	14,443,172
Interest-bearing cash		2,951,223	3,373,409
Lithia Motors, Inc. Class A Common Stock		2,733,436	2,598,825
Participant loans		1,203,093	1,154,029
		22,454,629	21,569,435
Employer's contribution receivable		894,113	1,107,289
NET ASSETS AVAILABLE FOR BENEFITS	$	23,348,742	22,676,724

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 30, 2002

ADDITIONS TO NET ASSETS ATTRIBUTED TO		
Investment income		
Net depreciation in fair value of investments	$	(4,647,630)
Interest and dividends		88,530
		(4,559,100)
Contributions		
Employer's		894,113
Participant's		6,352,515
		7,246,628
		2,687,528
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO		
Benefits paid to participants		1,963,417
Administrative expenses		52,093
		2,015,510
NET INCREASE		672,018
NET ASSETS AVAILABLE FOR BENEFITS		
Beginning of year		22,676,724
End of year	$	23,348,742

NOTE 1 - DESCRIPTION OF PLAN

The following description of Lithia Motors, Inc. Salary Reduction Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering all full-time employees of Lithia Motors, Inc. and its subsidiaries (the Company) who have one year of service with at least 1,000 hours of service, are age twenty-one or older and who are not members of a union. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Company, and as a result, the Plan, have grown primarily due to the Company's acquisition and integration of automobile dealerships and by obtaining new dealer franchises. As the Company continues to grow and to acquire dealerships, the existing retirement plans at the acquired dealerships, if any, are terminated. Employees of the acquired dealerships are given the option of participating in the Plan and are given credit for years of service prior to the acquisitions.

Contributions - Each year, the Company contributes to the Plan an amount determined annually by the Company's Board of Directors. Participants may contribute, under a salary reduction agreement, the maximum allowed by the Internal Revenue Service under Code Section 402(g). Participants direct the investment of contributions into various investment options offered by the Plan. The Plan currently offers various registered investment companies managed by Morgan Stanley as well as shares of Class A Common Stock of the Plan sponsor, Lithia Motors, Inc.

Participant Accounts - Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on account balances, as defined. Forfeited balances of terminated participants' non-vested accounts are used to pay administrative expenses of the Plan and to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting - Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100% vested after six years of credited service.

Participant Loans - Participants may borrow from their fund accounts a minimum of $500 and maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer from the investment fund to the participant loan fund. Loan terms range up to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate of 5.2% to 11.0%. Principal and interest are paid ratably through semimonthly payroll deductions.

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Payment of Benefits - Participant balances attributable to participants who had withdrawn from the Plan but whose balances had not been paid approximated $25,000 at December 30, 2002. On termination of service or upon reaching retirement age, a participant receives a lump-sum amount equal to the value of his or her account.

Forfeited Accounts - In 2002, forfeited non-vested accounts amounted to $58,250 and were used to reduce Plan administrative expenses.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of registered investment companies' and shares of Lithia Motors, Inc. are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits - Benefits are recorded when paid.

Administrative Expenses - The Plan sponsor has voluntarily paid for certain administrative expenses of the Plan, and these expenses are not reflected in these financial statements.

Reclassifications - Certain accounts in the prior-year financial statements have been reclassified for comparative purposes to conform to the presentation in the current-year financial statements. These reclassifications have no effect on the previously reported net increase in net assets available for benefits.

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

NOTE 4 - INCOME TAX STATUS

The Plan obtained its latest determination letter on May 3, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 5 - INVESTMENTS

The following presents investments that represent 5% or more of Plan net assets.

	December 30,	
	2002	2001
Registered investment companies		
Morgan Stanley Liquid Asset	$ 2,951,223	$ 3,373,409
Calvert Income A	$ 2,101,074	$ 1,668,400
Morgan Stanley S&P 500 Index A	$ 3,065,138	$ 3,661,931
Van Kampen Comstock A	$ 1,437,511	$ 1,497,376
ING Small Cap Opportunities A	$ 697,672	$ 1,102,505
Davis New York Venture A	$ 1,821,373	$ 2,025,484
Lithia Motors, Inc. Class A Common Stock	$ 2,733,436	$ 2,598,825

During 2002, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, depreciated in value as follows:

Registered investment companies	$ (3,780,373)
Lithia Motors, Inc. Class A Common Stock	(867,257)
	$ (4,647,630)

NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500:

	December 30,	
	2002	2001
Net assets available for benefits per the financial statements	$ 23,348,742	$ 22,676,724
Employer contributions receivable not accrued on Schedule H of Form 5500	(894,113)	(1,107,289)
Net assets available for benefits per Schedule H of Form 5500	$ 22,454,629	$ 21,569,435

The following is a reconciliation of employer contributions per the financial statements for the year ended December 30, 2002 to Schedule H of Form 5500:

Employer contributions per the financial statements	$ 894,113
Plus employer contributions received by the Plan not accrued on Schedule H of Form 5500	1,107,289
Less employer contributions not received by the Plan and not accrued on Schedule H of Form 5500	(894,113)
Employer contributions per Schedule H of Form 5500	$ 1,107,289

LITHIA MOTORS, INC.
SALARY REDUCTION PROFIT SHARING PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 93-0572810 PN 003

(a)	(b) Identify of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
	AIM Balanced A	Registered Investment Company	20,697.2548 shares	N/A	$ 430,503
	Morgan Stanley American Opp. A	Registered Investment Company	29,057.5446 shares	N/A	548,897
	Oppenheimer Intl. Growth A	Registered Investment Company	71,518.0855 shares	N/A	776,686
	ING Small Cap Opport. A	Registered Investment Company	42,257.5400 shares	N/A	697,672
	Morgan Stanley Information A	Registered Investment Company	57,588.4499 shares	N/A	401,967
	Morgan Stanley Liquid Asset	Registered Investment Company	2,951,223.0638 shares	N/A	2,951,223
	Morgan Stanley S&P 500 Index A	Registered Investment Company	322,986.0870 shares	N/A	3,065,138
	Morgan Stanley Total Return A	Registered Investment Company	81,065.4073 shares	N/A	971,163
	Morgan Stanley US Govt. Sec. A	Registered Investment Company	92,811.5664 shares	N/A	874,285
	Van Kampen Aggressive Growth A	Registered Investment Company	91,074.1447 shares	N/A	807,828
	Van Kampen Comstock A	Registered Investment Company	116,870.7817 shares	N/A	1,437,511
	Van Kampen Emerging Markets A	Registered Investment Company	50,380.2279 shares	N/A	382,386
	Calvert Income A	Registered Investment Company	127,880.3351 shares	N/A	2,101,074
	Eaton Vance World Health A	Registered Investment Company	90,465.0297 shares	N/A	691,153
	Davis New York Venture A	Registered Investment Company	87,272.3113 shares	N/A	1,821,373
	Alger Capital Appreciation Instl. A	Registered Investment Company	66,260.7501 shares	N/A	559,241
	Lithia Motors Co Stock	Other Investments	253,154.8490 shares	N/A	2,733,436
	Participant Loans	Interest Rates (5.2% to 11.0%)		-0-	1,203,093
					$ 22,454,629

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 8, 2003   LITHIA MOTORS, INC.
                             SALARY REDUCTION PROFIT SHARING PLAN TRUST

                             By:/s/ Linda Ganim
                                Linda Ganim, Trustee

Exhibit 23.1

INDEPENDENT AUDITOR'S CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-43593 of Lithia Motors, Inc. on Form S-8 of our report dated June 20, 2003 appearing in this Annual Report on Form 11-K of the Lithia Motors, Inc. Salary Reduction Profit Sharing Plan for the year ended December 30, 2002.

/s/ Moss Adams

Medford, Oregon
July 7, 2003